September 19, 2005

Filed via EDGAR

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

USA

Dear Mr. Rosenberg;

Re:

Forbes Medi-Tech Inc. (the “Company” or “Forbes”)

Form 40-F for the year ended December 31, 2004

Your File Reference 000-30076

This letter is in response to your correspondence dated August 23, 2005.  Our response to your comments is as follows:

I.

Management Discussion and Analysis (MD&A)

Critical Accounting Policies and Estimates

Revenue Recognition

As additional background, Phyto-S-Sterols have always been produced at the Phyto Source LLP plant in Pasadena Texas, sold directly by the Phyto Source LLP (“Phyto-Source” or “Partnership”) to independent third parties, with Phyto-Source recognizing the revenue from the transactions. The accounting policy for recognizing revenue under both Canadian GAAP and US GAAP did not change when Forbes changed its marketing role. In accordance with Canadian GAAP, Phyto-Source is considered to be a joint venture pursuant to CICA Handbook Section 3055 Interests in Joint Ventures and is required to use the Proportionate Consolidation method. Under this method, Forbes recognizes its 50% share of the Phyto-Source assets, liabilities, revenue and expenses in its consolidated financial statements, which includes 50% of the Phyto-S-Sterol revenue recognized by Phyto-Source.  For US GAAP purposes, as disclosed in the US GAAP reconciliation note 19 to its consolidated financial statements, Forbes records its investment in Phyto-Source using the equity method. No revenue of Phyto-Source is recognized as a single line item under US GAAP as a result.

Information regarding our role in sales transactions with respect to Phyto-S-Sterols is described below.

On February 10, 2004, the two partners of the Phyto-Source joint venture Forbes and Chusei (U.S.A) Inc. (“Chusei”) held a conference call meeting, at which time it was agreed that Forbes would look after the sales and marketing of Phyto-S-Sterols. Forbes had already employed qualified marketing and sales staff to sell Reducol. Forbes sales and marketing staff were tasked with marketing Phyto-S-Sterols and negotiating sales contracts between Phyto-Source and its independent third party customers. Forbes did not earn additional fees, nor was Forbes re-imbursed for any expenses related to this role. Final approval and signing of all Phyto-S-Sterols contracts is done by Phyto Source.

Prior to this meeting, the sales and marketing of Phyto-S-Sterols was performed by the operations manager at the Phyto-Source plant in Pasadena Texas, with assistance from an independent European based, commissioned Sales Agent.

For Canadian GAAP purposes we considered the guidance in EIC 123 Reporting Revenue Gross versus Net as an Agent which is consistent with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. We have reviewed the following indicators and noted the following;

a.

The company (Phyto-Source) is the primary obligor in the arrangement

Phyto-Source manufactures Phyto-S-Sterols from raw materials from the pulp and paper industry. Phyto-Source enters into sales contracts with its customers and pursuant to these agreements, Phyto-Source is responsible for providing the Phyto-S-Sterols ordered and acceptability. Forbes is not responsible for fulfillment, including product acceptability.

b.

The company (Phyto-Source) has general inventory risk

Phyto-Source has all inventory risk. It holds all inventory prior to customer orders and is at risk for customer returns. Title to the finished product does not pass to its customer until shipped to the third party. Forbes does not enter into contracts with customers for sale of Phyto-S-Sterols and as a result does not buy, source or hold this inventory.

c.

The company (Phyto-Source) has latitude in establishing price

Phyto-Source LP managers set the price to the customers. Forbes does not have any latitude in price determination outside of its JV involvement.

d.

The company (Phyto-Source) changes the product or performs part of the service

Phyto-S-Sterol is a standard generic product.

e.

The company (Phyto-Source) has discretion in supplier selection

The raw materials for the manufacturing process are sourced from numerous suppliers in order to maintain competitive pricing and alternative sources. Forbes does not have latitude to select suppliers.

f.

The company (Phyto-Source) is involved in the determination of product or service specifications

Phyto-S-Sterol is a standard generic product.

g.

The company (Phyto-Source) has physical loss inventory risk

Phyto-Source sales terms are generally FOB plant, so title passes to customer at that point. Forbes has no physical inventory risk.

h.

The company (Phyto-Source) has credit risk

Phyto-Source has all risks associated with credit and collection. Forbes has no credit risk in these arrangements.

Based on the above analysis, the indicators point to Phyto-Source as being the party that should record the revenue on a gross basis. Forbes is not a party to the sales transaction and its commission or fee for its sales management is nil

I.

Notes to the Consolidated Financial Statements

Note 19, United States Generally Accepted Accounting Principles,

Financial Interpretation No 46, Consolidation of Variable Interest Enterprises

For the year ended December 31, 2004 we assessed whether the Phyto-Source joint venture was a Variable Interest Entity (“VIE”) pursuant to criteria of FIN46(R).  We assessed the VIE criteria as at August 4, 2004, the date of the last re-consideration event, when Phyto- Source obtained a $1 million capital lease with a third party bank and Forbes USA and Chusei issued joint and several guarantees.

Based on our analysis, Phyto Venture LLC is not a variable interest entity, and Phyto-Source LLP meets the business scope exception provided in paragraph 4(h) of FIN 46(R) and, as such, the Company was not required to apply the provisions of paragraph 5 of FIN 46(R).

Capital Structure of Phyto Venture LLC and Phyto-Source LLP

Under the current arrangement, Forbes (USA) Inc ("Forbes USA"), a 100 % owned subsidiary of Forbes, formed Phyto-Venture, LLC ("LLC") with Chusei where each would hold 50% of outstanding member units. The members of the LLC were required to contribute equal amounts. They have no rights to have their contributions returned and are not obligated to fund the other member's shortfalls. Net income and losses are allocated equally to the members in accordance with their Sharing Ratios based upon their member unit holdings. Excess cash is also distributed to the members on this same basis. The LLC was set up to manage the operations of the Phyto- Source. Managers have the authority to run the business affairs of the LLC and the Partnership. Four managers exist, two from both Forbes and Chusei.

The Partnership began operations on July 2001 and it is engaged in the research, production, marketing and sale of Phytosterol products throughout the world. The partners include Forbes USA and Chusei each with a 49.5% interest and LLC is the general partner of the partnership and holds a 1 % interest in the partnership. Forbes USA contributed cash and assets with a fair value of $8,019,000 and Chusei contributed assets with a fair value of $8,019,000.

As at August 4, 2004, Forbes USA also had a $1 mi1lion loan outstanding to Phyto-Source. This loan is subordinated to a $3 million third party bank loan (see next paragraph).

Forbes USA and Chusei have issued joint and several guarantees of the $3 million third party bank loan and payments under a $1 million capital lease to an entity related to the third party bank.

Profits and losses are allocated in relationship to their sharing ratios. Although the general partner controls the day to day activities, it is controlled equally by Chusei and Forbes and its authority is limited to the consent of Majority of Interest (more than 50% of votes of limited partners). Each limited partner's liability is limited to their capital in the partnership. The general partner has unlimited liability for indebtedness, liabilities and obligations of the partnership.  The limited partners are not restricted in any way in their activities outside of the partnership.

Consideration of whether LLC is a VIE

LLC has only one asset, its investment in the partnership.  We considered whether the LLC was a variable interest under Paragraph 5.  The LLC is 100% equity-funded and all equity is considered equity at risk based on the conditions of Paragraph 5(a) (1)-(4).  The entity has no other forms of subordinated financial support; equity investors hold all decision-making rights and participate in voting rights, residual returns, and expected losses in equal proportions.

Conclusion:  LLC is not a variable interest entity under FIN 46(R)(5)(a)-(c)

Consideration of whether Phyto-Source Qualifies for the Business Scope Exception Under FIN 46(R)

We have concluded that Phyto-Source meets the definition of a “business” based on the criteria of FIN 46(R), Appendix C (see attached Appendix A).

In assessing if the conditions of 4h(l)-(4) were met we concluded:

4h(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.

While Forbes did participate significantly in the design of the arrangement, this condition does not apply because each of the entities is an operating joint venture under joint control of Forbes USA and Chusei.

4h(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

Not all of the Partnerships activities are conducted on behalf of Forbes. As discussed above, the activities production and sales are primarily for parties other than Forbes or its related parties.   Further, the activities of Phyto-Source (as described in attached Appendix A) are on behalf of Chusei (an unrelated party based on the criteria in footnote 3 to FIN 46(R)) as much as they are on behalf of Forbes.

4h(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of fair values of the interests of the entity.

Forbes USA and Chusei each provided exactly half of Phyto-Source’s equity.   The only financial support that, arguably, is not equally shared is the $1 million subordinated debt provided by Forbes USA.   We have concluded that, while Forbes subordinated debt is “subordinated” in form, it does not meet the definition of “subordinated financial support” provided in paragraph 2(e) of FIN 46(R), which states:  “Subordinated financial support refers to variable interests that will absorb some or all of an entity’s expected losses.”  Implicit in this definition is the fact that not all variable interests represent subordinated financial support.

As at the last reconsideration date, the subordinated debt was not expected to absorb expected losses and therefore is not viewed as subordinated financial support.  At the reconsideration date, Phyto-Source had significant equity (76% as at August 31, 2004 on a book value basis, and higher on a fair value basis).   At that time, Phyto-Source had established a pattern of profitability, positive cash flow from operations, and distributions of excess cash and had long-term customer contracts that provided a high degree of confidence that such pattern would continue throughout the term of the debt.  Equity was growing and Phyto-Source had the wherewithal to fully repay its senior debt (which would extinguish the related subordination and guarantees), although it chose not to do so.  Based on the facts and circumstances that existed at the time (and have only strengthened since that date), we have concluded that only the equity is to be considered in assessing the conditions of paragraph 4h(3) and, as such, Forbes USA has not provided more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support based on an analysis of fair values of the interests of the entity.

4h(4) The activities of the entity are primarily related to securitization or other forms of asset-backed financings or single-lessee leasing arrangements.

Phyto-Source’s activities are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Conclusion:  Based upon the above facts, Phyto-Source would be considered to be a business and paragraph 4(h) would apply. As a result, the Company was not required to apply the remaining provisions of Interpretation FIN 46(R), including paragraph 5 of FIN 46(R). The Company continued to account for the results of Phyto-Source under the equity method for US GAAP purposes.

We trust that the above points satisfy the requirements of your disclosure review.  Forbes strives to provide public disclosure on a best practices basis and we appreciate your assistance in this regard.

Forbes acknowledges the following in respect to the above comments:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•

The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you require any additional information, please do not hesitate to contact the undersigned at (604) 689-5899.

Yours truly,

FORBES MEDI-TECH INC.

“David Goold”

David Goold, CA

Chief Financial Officer

cc:

Audit Committee, Forbes Medi-Tech Inc.

Mr. Nitin Kaushal, Director

cc:

Mr. Charles Butt, Forbes Medi-Tech Inc.

President and CEO

cc:

Legal Counsel

Ms. Nancy Glaister, Cawkell Brodie Glaister

Appendix A

Consideration of whether Phyto-Source is a “Business” Based on the Criteria of Appendix C to FIN 46(R)

Using the guidance in appendix C of FIN 46(R) the following were assessed:

Inputs:

a.

Long-lived assets, including intangible assets, or rights to the use of long-lived assets

b.

Intellectual property

c.

The ability to obtain access to necessary materials or rights

d.

Employees.

a)

Long-lived assets, including intangible assets, or rights to use the long-lived assets- Phyto-Source has significant long-lived assets. Phyto-Source was established to construct and operate a manufacturing facility. Chusei contributed land, manufacturing equipment, technology and manufacturing expertise, environmental permits, engineering services and various supply and sales agreements. Chusei helped the Partnership secure various supply agreements for wastewater treatment, electricity, water, natural gas and nitrogen and assigned a supply agreement with a key supplier, with an evergreen provision that allows for the annual purchase of tall oil pitch.

Forbes contributed cash for the plant's expansion and initial operating costs. It also contributed product application and know-how. Forbes contributed other funds so Phyto-Source could purchase certain technology from Chusei through a Technology License Agreement. Both Forbes and Chusei granted certain manufacturing technology under separate licensing agreements extending over the life of the Partnership.

Based upon above facts, the Partnership either owns or has use of expected long-lived assets to operate the business on a self-sustaining basis.

b)

Intellectual property- As discussed above, the Partnership has title and ownership of manufacturing technology of Phyto-S-Sterols from tall oil pitch. It has a royalty-free, non-assignable, semi-exclusive license, without the right to sub-license, which includes the right to make, distribute and sell the product.

It obtained rights to expertise and know-how from Forbes USA.

BCC (Phytosterol) technology-This technology was obtained from Forbes and it pertains to the extraction of Phytosterols from tall oil pitch. This technology, plus the license obtained from Chusei, provides the technology to extract and manufacture Phyto-S-Sterols.

Patents are pending for the BCC technology in North America. A patent has been received for the BCC technology in Europe

Similar to long-lived assets, the Partnership owns the rights to the intellectual property needed to sustain its operations.

c)

Ability to access necessary materials and rights- As discussed above, the Partnership has entered into direct supply agreements for wastewater, electricity, water, natural gas and nitrogen. It has a tall oil pitch supply arrangement with the key supplier. This contract was renewed in April 2004 through March 31, 2010.  The Partnership leases its own lab space and certain plant equipment, except for space provided by Chusei under various Facility agreements.

Based upon the agreements entered into by the Partnership and to-date, the Partnership has and has shown the ability to secure its necessary materials and rights.

d)

Employees- The Partnership has had employees loaned from Chusei and they participate in Chusei' s 401K plan, including;   Screening and packaging employees, Operations manager, Technical operations personnel and Chemists.

Up until September 2004, the Partnership has relied on Chusei to contract employee and management services. Forbes contends that the Partnership paid market fees for these services. In September 2004, Phyto-Source secured employment contracts with employees directly. Certain administrative services are still provided by Chusei management for a fee.

The parties negotiate and discuss rates to insure they are at market rates.

Processes

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (1) strategic management processes, (2) operational processes, and (3) resource management processes.

Processes: Chusei and Forbes USA both provide rights and know-how on the manufacturing and operating processes to employ. Chusei provides management services over the plant's operation for a fee.  The Chusei managers manage the day to day operations of the plant, including strategic management. Operational processes likely follow Chusei normal processes. Chusei performs process activities, which they describe as "Tolling Services"

The Partnership uses Chusei for its processes and the Partnership is believed to pay market rates for these services overall.

Outputs:

The ability to obtain access to the customers that purchase the outputs is as follows:

Outputs:

During 2002, the Partnership signed a Phyto-S-Sterols supply agreement with a large multinational food company extending two years from Dec 2002 with expected sales to approximate $23 million.

During 2003, 95% of its sales were derived from the sale of its main product, Phyto-S-Sterols. The Partnership is not dependent on sales with its partners.

Based upon internal Phyto-Source statements for 2004, revenues have increased to $25 million a 7-fold increase from 2002. Forbes reported 50% proportionate share of the Phyto-Source net income for 2004 was approximately $3.5 million compared to a reported loss of approximately $1.6 million in 2002. The Partnership has been able to secure third party financing including a $3 million term loan, secured by plant assets, and a $1.5 million operating line secured by receivables.

Conclusion:  Phyto-Source has the ability to access customers that purchase the outputs as indicted by its continued strong sales growth.

The joint venture includes all items and would be considered to be a business.  The joint venture has relied on Chusei for employees, management and processes.  Although these are paid for by the Partnership at market rates, it is believed that these services could be performed by the Partnership or other third parties. The proposed tolling agreement does not prohibit the Partnership from pursuing this elsewhere or on its own. There would be an incremental cost to not using Chusei but the level of investment would not be prohibitive. The complete transition would take a little time but since operations are established and expansion is not in progress, the transition could be made.